September 11, 2012

Mr. Larry Spirgel

Assistant Director

Re: Homie Recipes, Inc.

Registration Statement on Form S-1

Filed August 14, 2012

File No. 333-183310

Thank you for your comment letter dated September 6, 2012. Please see the answers for your comments below:

General

1.

We note your disclosure that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company has no supplementary written material it would supply to potential investors that are qualified institutional buyers or institutional accredited investors. The company has no plans to “test the waters” in reliance of Section 5(d) of the Securities Act prior to the approval of its registration statement. The Company has no research reports or supplementary documents that would be distributed in reliance of section 2(a)(3) of the Securities Act of 1933 added by section 105(a) of the Jump Our Business Startups Act,  no broker or dealer will be participating in the Company’s offering.

Calculation of Registration Fee

2.

We note your disclosure in footnote 2. Please revise this footnote to specify the paragraph of Rule 457 that you relied on to calculate your registration fee.

We have amended our disclosure in footnote 2, on page 2, to add this information: “…The fee is $116.10 per $1,000,000 (prorated for amounts less than $1,000,000). It is calculated by multiplying the aggregate offering amount by .00011460 ($100,000 x .00011460 = $11.46).”

We have calculated this fee based on the information from the SEC website: http://www.sec.gov/info/edgar/feeamt.htm

Homie Recipes, Inc.

www.homierecipes.com

Telephone: 775-321-8225

Prospectus Cover Page

3.

We note that the company is a shell company. Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Please prominently disclose this on your prospectus cover page.

We have disclosed in the 14th paragraph on page 3, that: “HOMIE is a shell company as defined in Rule 405, because it is a company with nominal operations and it has assets consisting solely of cash and cash equivalents. There will be illiquidity of any future trading market until the company is no longer considered a shell company. The securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i).”

4.

Please revise your proceeds table to also disclose the amount of proceeds you would receive if you sold 25% and 75% of the shares being offered. Given that there is no minimum amount of securities that must be sold by the company in this offering, you may remove that line item from the table.

We have amended the table on the bottom of page 3 as per your requirement.

	Number of Shares	Offering Price	Underwriting Discounts & Commissions	Proceeds to the Company
Per Share	1	$0.025	$0.00	$0.025
25% of Offering	1,000,000	$25,000	$0.00	$25,000
50% of Offering	2,000,000	$50,000	$0.00	$50,000
75% of Offering	3,000,000	$75,000	$0.00	$75,000
Maximum	4,000,000	$100,000	$0.00	$100,000

Prospectus Summary, page 3

5.

Please disclose in your summary that your auditor has expressed concern about your ability to continue as a going concern.

We have stated as the 7th paragraph on page 3 that: “Our auditor has expressed concern about our ability to continue as a going concern.”

6.

Please revise your summary to clarify that you have not yet developed your website.

We have stated in the end of the 8th paragraph on page 3 that: “We have not yet developed our website”.

7.

Revise your summary to discuss management’s reasons for becoming a public company at this time in the company’s development. Discuss the pros and cons of doing so, including management’s estimate of the increased expenses of publicly reporting. For example, we note that the expenses for this offering are approximately $5,700. This represents a significant portion of your current assets.

We have included the 15th paragraph on page 3 to state that: “Even though we’ll have increased expenses of publicly reporting (the expenses for this offering – approximately $5,700 - represents a significant portion of our current assets), the Company has decided to become public at this stage because we believe that this is the proper way to raise the required funds to implement our Plan of Operations and we may potentially raise enough funds to develop our business.”

Homie Recipes, Inc.

www.homierecipes.com

Telephone: 775-321-8225

Being an Emerging Growth Company, page 7

8.   Please revise your disclosure to specify the basis for your potential exemption under Sections 14(a) and (b) of the Securities Exchange Act of 1934.

We have added the paragraph below on page 7, after the sentence, “An emerging growth company could be capable of taking advantage of several exceptions, such as:” to state: “Exemption under Sections 14(a) and (b) of the Securities Exchange Act of 1934, which would reduce the regulatory requirements relating to the disclosures, reports and communications that are typically associated with the process of public registration and permit the engagement in certain communications with potential investors who are qualified institutional buyers or institutions that are accredited investors.”

The Offering, page 9

9.

Please revise your “Use of Proceeds” to also disclose the amount of proceeds you would receive from this offering net of the expenses disclosed on page 6.

We have revised our “Use of Proceeds” on page 10 to also disclose that: “The $5,700 consists of SEC filing fee ($50), legal ($1,500), accounting ($3,000), EDGARization ($400) and bookkeeper costs ($750).”

Risk Factors, page 11

10.

We note that your sole officer and director, Ms. Marques, apparently has no experience in accounting. Please provide risk factor disclosure regarding her lack of accounting experience. In addition, please tell us how you intend to maintain your books and records and prepare your financial statements.

Our sole officer and director has no experience in accounting, however, the Company has hired a third party bookkeeping firm to maintain our books and records and prepare our financial statements. For this reason, we have not added a specific risk factor regarding Ms. Marques lack of experience in accounting. We have mentioned on the risk factor described below.

11.

Please provide a risk factor regarding your sole officer and director’s lack of experience managing a public company.

We have added the following as the 4th risk factor on page 15:

“Our sole officer and director has no prior experience managing a public company

Our sole officer and director, Ms. Marques, has never worked for or managed a public company before. Ms. Marques has no experience in accounting, however, the Company has hired a third party bookkeeping firm to maintain our books and records and prepare our financial statements. There are a lot of responsibilities that comes with managing a public company. Ms. Marques inexperience could affect our company negatively.”

Buyers will pay more for our common stock…, page 12

12.

Please reconcile your disclosure regarding the offering price of your common shares. On the prospectus cover page and “The Offering Section” you disclose that the offering price is $0.025 per share, but you disclose that it is $0.01 in this risk factor.

Homie Recipes, Inc.

www.homierecipes.com

Telephone: 775-321-8225

We have corrected the offering price of your common shares on the last paragraph on page 12: “The arbitrary offering price of $0.025 per common share as determined herein is substantially higher than the net tangible book value per share of our common stock. HOMIE’s assets do not substantiate a share price of $0.025. This premium in share price applies to the terms of this offering and does not attempt to reflect any forward looking share price subsequent to the company obtaining a listing on any exchange, or becoming quoted on the OTC Bulletin Board.”

Use of Proceeds, page 19

13.

We note your disclosure that you estimate offering expenses of $5,700 “over the next twelve months.” However, on your prospectus cover page, you disclose that this offering will expire 90 days following effectiveness. Please reconcile.

We have deleted the sentence “over the next twelve months” from the last paragraph on page 19: “The estimated offering expenses of $5,700 include our estimated expenses to comply with our obligations under the federal securities laws in connection with the issuance and distribution of the securities in this offering. The estimated accounting cost of $3,000 represents our estimated auditors’ and bookkeepers’ expenses for the year-end audit. If the real costs are higher than the expected, our president has indicated that she intends to advance funds required to maintain the reporting status current in the form of a non-secured loan for the next twelve months (up to $11,500).”

Dilution, page 20

14.

Please revise your disclosure in this section to disclose the net tangible book value per share after the offering in each subsection.

We have revised our Dilution table started on page 20 to disclose the net tangible book value per share after the offering in each subsection:

“Purchasers of Shares in this Offering if all Shares Sold

Net tangible book value per share after offering	$0.0087

Purchasers of Shares in this Offering if 75% of Shares Sold

Net tangible book value per share after offering	$0.0070

Purchasers of Shares in this Offering if 50% of Shares Sold

Net tangible book value per share after offering	$0.0046

Purchasers of Shares in this Offering if 25% of Shares Sold

Net tangible book value per share after offering	$0.0028”

Homie Recipes, Inc.

www.homierecipes.com

Telephone: 775-321-8225

Description of Business, page 25

Employees and Employment Agreements, page 28

15. Please clarify the statement that Mrs. Ana Efigenia de Jesus Marques intends to support with “video’s edition.” Specifically, the phrase “video’s edition” is unclear.

We have revised our 2nd full paragraph on page 28 to state that: “…Mrs. Ana Efigenia de Jesus Marques is also employed elsewhere and intends to support the company’s president with video editing and the recipe selections from the videos uploaded by the cooks…”

Plan of Operation, page 39

16.

Please provide an overview to your plan of operations that addresses the impact, if any, selling less than 100% of the shares being offered would have on your plan of operations. For example, if you sold only 25% of the shares being offered we would assume that you would need to devote additional time and resources during phase 1 seeking additional financing rather than website development.

We have moved the former 3rd paragraph below the table from page 41 to page 39 as the first paragraph under the “Plan of Operation” heading and we have added: “If we are able to only sell 25% of the shares offered, because of the limited budget, the president would need to perform most of the tasks. The closest the actual sales are, to the 25% sale scenario, the more work from the president would be required and therefore we would be able to hire only some help from professional consultants. The closest the actual sales are to the 100% sale scenario, the more work from professionals would be performed.”

Homie Recipes, Inc.

www.homierecipes.com

Telephone: 775-321-8225

More details are indicated on the response for the comment below.

17.

Please revise your disclosure under each phase to reflect the modifications you will have to make to your plan of operation if you only sell 25%, 50% and 75%, respectively, of the shares being offered. For example, we would expect that you would have to develop a site with significantly less functionality with $3,000 as opposed to $35,000. In addition, please discuss how this might impact your ability to generate revenue over the short-term.

We have stated in the 2nd paragraph under the “Plan of Operation” heading, on page 39: More funds available would allow us to develop a more professional website and consequently offer a more effective service. Even though we believe we may be able to develop our business if we sell only 25% of the shares offered herein, our website and services would not be as attractive to clients and users. This would reflect negatively on our sales and revenue.

We have also included the table below under their respective headings:

Website development

100% of shares sold	75% of shares sold	50% of shares sold	25% of shares sold
$35,000	$28,000	$15,000	$3,000
Full website development by professional developer	Full website development by professional developer	Website development by professional developer and by the president	Website development by the president with some help from third party consultant

Costs related to searching for advertising clients

100% of shares sold	75% of shares sold	50% of shares sold	25% of shares sold
$15,000	$12,000	$4,800	$1,000
Focus on big companies and grocery stores. Funds would be used for research, communication costs; travel expenses and to pay for meetings in restaurants with prospected clients.	Focus on big companies and grocery stores. Funds would be used for research, communication costs; travel expenses and to pay for meetings in restaurants with prospected clients.	Focus on groceries stores only. Funds would be used for research, communication costs and travel expenses.	Focus on groceries stores only. Funds would be used for research and communication costs.

Costs related with Marketing

100% of shares sold	75% of shares sold	50% of shares sold	25% of shares sold
$30,000	$15,500	$11,000	$2,000
TV commercials, placement of advertising in several specialized magazines, restaurants and websites and presence in social Medias such as: Twitter and Facebook	Placement of advertising in several specialized magazines, restaurants and websites and presence in social Medias such as: Twitter and Facebook	Placement of advertising in some specialized magazines, restaurants and websites and presence in social Medias such as: Twitter and Facebook	Placement of advertising in restaurants and websites and presence in social Medias such as: Twitter and Facebook

Sincerely,

Jacyara de Jesus Marques

President

Homie Recipes, Inc.

Homie Recipes, Inc.

www.homierecipes.com

Telephone: 775-321-8225